Robert A. Riecker

Vice President, Chief Accounting Officer and Controller

Sears Holdings Corporation

3333 Beverly Road B5-168A

Hoffman Estates, IL 60179

(847) 286-3715

Via EDGAR

August 29, 2016

Mr. William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Sears Holding Corporation

Form 10-K for the Fiscal Year Ended January 30, 2016

Filed March 16, 2016

File No. 1-36693

Dear Mr. Thompson:

I want to thank you for your comment concerning the above-referenced document, as set forth in your letter dated August 22, 2016, and I am pleased to submit this response to the Securities and Exchange Commission (the “Commission”) on behalf of Sears Holdings Corporation (“Holdings,” “we,” “us,” “our,” or the “Company”). For convenient reference, we have included the full text of your comment below in bold.

Item 7. Management’s Discussion and Analysis of Financial Condition

Results of Operations, 2015 Compared to 2014, page 26

Reference is made to your presentation of the non-GAAP measure Domestic Adjusted EBITDA as defined excluding Seritage/JV rent. We note the Master Leases have an initial term of 10 years and the rent expense appears to be a normal, recurring, cash-settled operating expense. Your presentation/adjustment is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016, specifically question 100.01. This comment also applies to your Form 8-K and Form 10-Q filed on May 26, 2016. Please review this guidance when preparing your future filings.

Mr. William H. Thompson Accounting Branch Chief Securities and Exchange Commission August 29, 2016	Page 2

Response

The Company has reviewed the guidance in the updated Compliance and Disclosure Interpretations issued on May 17, 2016. The Company began presenting an Adjusted EBITDA measure that excludes Seritage/JV rent in its filings made after the completion of its transaction with Seritage Growth Properties in July 2015. While the Company continues to believe that an Adjusted EBITDA measure that excludes Seritage/JV rent is helpful for investors, in light of the Commission’s recently updated guidance, the Company has accepted the Commission’s comment and has concluded that in future filings and earnings material it will no longer present this measure.

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Sears Holdings Corporation hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing sufficiently addresses your comment. We would appreciate the opportunity to discuss any comments or questions you may have in advance of any written response the Staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact me at (847) 286-3715.

Sincerely,

/s/ Robert A. Riecker
Robert A. Riecker
Vice President, Chief Accounting Officer and Controller

cc:	Mr. Edward S. Lampert

Chairman of the Board of Directors and Chief Executive Officer

Sears Holdings Corporation

Ms. Kristin M. Coleman

Senior Vice President, General Counsel and Corporate Secretary

Sears Holdings Corporation